SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

DuPont de Nemours, Inc.

(Name of Subject Company (Issuer))

DuPont de Nemours, Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

26614N102

(CUSIP Number of Class of Securities)

Erik T. Hoover

Senior Vice President & General Counsel

974 Centre Road, Building 730

Wilmington, Delaware 19805

(302) 774-3034

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brandon Van Dyke	Christopher E. Austin
Skadden, Arps, Slate, Meagher & Flom LLP	Benet J. O’Reilly
One Manhattan West	Kyle A. Harris
New York, NY 10001	Cleary Gottlieb Steen &
(212) 735-3000	Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$15,705,955,575(1)	$1,713,519.75(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on December 29, 2020) of shares of common stock, par value $0.125 per share, of International Flavors & Fragrances Inc. (“IFF”) into which shares of common stock, par value $0.01 per share, of Nutrition & Biosciences, Inc. being offered in exchange for shares of common stock, par value $0.01 per share, of DuPont De Nemours, Inc., will be converted, and paid in connection with IFF’s Registration Statement on Form S-4, which was initially filed on May 7, 2020 (Registration No. 333-238072) (the “IFF Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the IFF Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,352,247.57	Filing Party: International Flavors & Fragrances Inc.
Form or Registration No.: Form S-4 (Registration No. 333-238072)	Date Filed: May 7, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by DuPont de Nemours, Inc. (“DuPont”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2020, as amended by Amendment No. 1 to the Issuer Tender Offer Statement, filed with the SEC on January 11, 2021 (as so amended, the “Schedule TO”).

This Schedule TO relates to the offer by DuPont to exchange all shares of common stock, par value $0.01 per share (“N&B common stock”), of Nutrition & Biosciences, Inc. (“N&B”) for shares of common stock, par value $0.01 per share (“DuPont common stock”), of DuPont, upon the terms and subject to the conditions set forth in the Prospectus dated December 31, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). Following the consummation of the Exchange Offer, the remaining shares, if any, of N&B common stock will be distributed in a clean-up spin-off on a pro rata basis to DuPont stockholders as of the applicable record date (“Clean-Up Spin-Off”) as described in the Prospectus. Immediately following the Exchange Offer and the Clean-Up Spin-Off, Neptune Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of IFF (“Merger Sub”), will be merged with and into N&B, whereby the separate corporate existence of Merger Sub will cease and N&B will continue as the surviving corporation and a wholly owned subsidiary of IFF (the “Merger”). In the Merger, each outstanding share of N&B common stock (except for shares of N&B common stock held by N&B as treasury stock or by DuPont, which will be automatically cancelled) will be automatically converted into the right to receive shares of common stock, par value $0.125 per share, of IFF (“IFF common stock”), upon the terms and subject to the conditions set forth in the Prospectus.

In connection with the Exchange Offer, N&B has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-238089) (as amended, the “Registration Statement”) to register the shares of N&B common stock offered in exchange for shares of DuPont common stock tendered in the Exchange Offer and to be distributed in the Clean Up Spin-Off to the extent that the Exchange Offer is not fully subscribed. IFF has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-238072) to register the shares of IFF common stock into which shares of N&B common stock will be converted in the Merger.

This Amendment No. 2 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Items 1, 4, 6 and 11.

Items 1, 4, 6 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text:

Memorandum of Understanding and Settlements

On January 22, 2021, DuPont announced that it had entered into a binding Memorandum of Understanding (the “MOU”) with Corteva Inc., E. I. du Pont de Nemours and Company (“EID”) and The Chemours Company (“Chemours”) relating to the release of certain claims among the parties and the allocation of certain potential future liabilities as further described therein. DuPont also disclosed that EID and Chemours had entered into settlement agreements with plaintiffs’ counsel representing plaintiffs in the multi-district litigation in the U.S. District Court for the Southern District of Ohio.

The foregoing description of the MOU does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the MOU, which is attached as Exhibit (a)(5)(xviii) hereto and is incorporated herein by reference. A copy of DuPont’s press release announcing these matters is attached as Exhibit (a)(5)(xix) hereto and is incorporated herein by reference.

The Separation Agreement Amendment

On January 22, 2021, DuPont, N&B, IFF and Neptune Merger Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of IFF (“Merger Sub II”), entered into Amendment No. 1 to the Separation and Distribution Agreement (the “Separation Agreement Amendment”).

The Separation Agreement Amendment, among other things, adjusts the process by which DuPont is repaid for cash balances remaining at N&B and its subsidiaries. The Separation Agreement will continue to require that N&B make a payment to DuPont to reimburse DuPont for certain cash amounts of N&B and its subsidiaries as of immediately prior to the distribution of N&B to DuPont’s stockholders (the “Distribution”). As previously disclosed, the Distribution will be immediately followed by the Merger. Pursuant to the Separation Agreement Amendment, (1) such payment will now be made immediately prior to the Distribution based on an estimate of the cash balances; (2) to the extent the actual amount of cash differs from the estimate, the parties will make a subsequent corrective payment following the closing of the transactions and (3) if the parties are unable to agree on such amounts following the closing of the transactions, such dispute will be resolved by the same process utilized to resolve any disputes with respect to the calculation of the special cash payment (and concurrently as part of any such process). With respect to cash in jurisdictions other than the United States of America, reimbursement of DuPont is limited in certain jurisdictions, such that DuPont will be reimbursed in full only for amounts up to an agreed maximum in those jurisdictions, calculated based on a maximum amount of operating cash in each applicable jurisdiction, which amounts have been mutually agreed to by the parties. The Separation Agreement Amendment also provides for the formal joinder of Merger Sub II to the Separation Agreement. N&B is expected to merge with and into Merger Sub II, with Merger Sub II as the surviving entity, following the closing of the transactions.

The Employee Matters Agreement Amendment

On January 22, 2021, DuPont, N&B and IFF, entered into the Amendment to the Employee Matters Agreement (the “Employee Matters Agreement Amendment”).

The Employee Matters Agreement Amendment, among other things, makes certain operational adjustments to the transfer of pension plan assets and liabilities, clarifies the allocation of and certain procedures with respect to certain obligations previously established by the Employee Matters Agreement and implements the final allocation of employees in shared corporate and functional department roles that will transfer with the N&B Business to IFF.

The foregoing descriptions of the Separation Agreement Amendment, the Employee Matters Agreement Amendment and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Separation Agreement Amendment and the Employee Matters Agreement Amendment, which are attached as Exhibit (d)(vii) and Exhibit (d)(viii) hereto, respectively, and are incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8(a) of the Schedule TO is hereby amended and supplemented as follows:

(a) Securities Ownership. The following table sets forth all shares of DuPont common stock beneficially owned, as of January 15, 2021, by each director and executive officer of DuPont, as well as all directors and all executive officers of DuPont as a group. All amounts are rounded to the nearest whole share.

Name	Current Shares Beneficially Owned(a)	Rights to Acquire Beneficial Ownership of Shares(b)	Total	Percent of Shares Beneficially Owned(c)
Amy G. Brady	50	5,065	5,115	*
Edward D. Breen	144,426	623,965	768,391	*
Ruby R. Chandy	0	6,756	6,756	*
Franklin K. Clyburn, Jr.	0	5,805	5,805	*
Terrence R. Curtin	0	8,028	8,028	*
Alexander M. Cutler	2,137	41,113	43,250	*
Eleuthère I. du Pont	910	21,910	22,820	*
Rajiv L. Gupta	12,302	6,567	18,869	*
Matthias Heinzel	22,598	53,007	75,605	*
Erik T. Hoover	3,702	33,578	37,280	*
Luther C. Kissam	0	6,756	6,756	*
Jon D. Kemp	10,067	47,870	57,937	*
Lori D. Koch	1,352	33,281	34,633	*
Steven P. Larrabee	5,484	20,975	26,459	*
Rose Lee	17,904	73,383	91,287	*
Frederick M. Lowery	0	8,920	8,920	*
Raymond J. Milchovich	5,785	5,805	11,590	*
Christopher Raia	569	2,679	3,248	*
Raj Ratnakar	5,543	46,548	52,091	*
Steven M. Sterin	0	7,117	7,117	*
Randy L. Stone	14,757	60,641	75,398	*
All Directors and Executive Officers as a Group (21 persons)	247,586	1,119,769	1,367,355	*

(a)	Except as otherwise noted and for shares held by a spouse and other members of the person’s immediate family who share a household with the named person, the named persons have or share voting and investment power over the indicated number of shares. This column also includes all shares held in a trust over which the person has or shares voting or investment power and shares, or shares held in trust for the benefit of the named party in the DuPont Retirement Savings Plan. Beneficial ownership of some or all of the shares listed may be disclaimed.
(b)	This column includes any shares that the person could acquire through March 16, 2021, by (1) exercise of an option granted by Historical EID; or (2) performance shares granted by Historical EID to be delivered prior to March 16, 2021.
(c)	The percentage of shares beneficially owned is calculated based on the number of shares of common stock outstanding as of January 15, 2021.
*	Less than 1% of the total shares of DuPont common stock outstanding.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 11, 2021, incorporated by reference to DuPont’s Form 425 filed on January 12, 2021

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 12, 2021, incorporated by reference to DuPont’s Form 425 filed on January 13, 2021

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 13, 2021, incorporated by reference to DuPont’s Form 425 filed on January 14, 2021

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 14, 2021, incorporated by reference to DuPont’s Form 425 filed on January 15, 2021

(a)(5)(xiii)	Communication prepared by IFF related to the treatment of certain long-term incentive awards upon transaction close, incorporated by reference to DuPont’s Form 425 filed on January 15, 2021

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 15, 2021, incorporated by reference to DuPont’s Form 425 filed on January 19, 2021

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 19, 2021, incorporated by reference to DuPont’s Form 425 filed on January 20, 2021

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 20, 2021, incorporated by reference to DuPont’s Form 425 filed on January 21, 2021

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 21, 2021, incorporated by reference to DuPont’s Form 425 filed on January 22, 2021

(a)(5)(xviii)	Memorandum of Understanding, dated January 22, 2021, by and among DuPont de Nemours, Inc., Corteva, Inc., E. I. du Pont de Nemours and Company and The Chemours Company, incorporated by reference to Exhibit 10.1 to DuPont’s Form 8-K filed on January 22, 2021

(a)(5)(xix)	Press Release by DuPont, dated January 22, 2021, incorporated by reference to Exhibit 99.1 to DuPont’s Form 8-K filed on January 22, 2021

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 22, 2021, incorporated by reference to DuPont’s Form 425 filed on January 25, 2021

(d)(vi)	Employment Agreement, dated as of December 28, 2020, by and between DuPont de Nemours, Inc. and Edward D. Breen, incorporated by reference to Exhibit 10.1 to DuPont’s Form 8-K filed on December 29, 2020

(d)(vii)	Amendment No. 1, dated as of January 22, 2021, to the Separation and Distribution Agreement, dated as of December 15, 2019, by and among DuPont de Nemours, Inc., Nutrition & Biosciences, Inc., International Flavors & Fragrances Inc. and Neptune Merger Sub II LLC, incorporated by reference to Exhibit 2.1 to DuPont’s Form 8-K filed on January 25, 2021

(d)(viii)	Amendment, dated as of January 22, 2021, to the Employee Matters Agreement, dated as of December 15, 2019, by and among DuPont de Nemours, Inc., Nutrition & Biosciences, Inc. and International Flavors & Fragrances Inc., incorporated by reference to Exhibit 10.1 to DuPont’s Form 8-K filed on January 25, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUPONT DE NEMOURS, INC.

By:	/s/ Lori D. Koch
Name: Lori D. Koch
Title: Executive Vice President and Chief Financial Officer

Dated: January 25, 2021